Securities Compliance Group, Inc.

800 W. Fifth Ave, Suite 201a

Naperville, IL 60563

(888) 978-9901

www.IBankAttorneys.com

May 30, 2014

Via Overnight Courier & Email

Ms. Stacie Gorman

Senior Counsel

Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Re:

Realco International, Inc.

Registration Statement on Form S-1

Filed March 26, 2014

File No. 333-194811

Dear Ms. Gorman,

To follow you will find the response of Realco International, Inc. to the Securities and Exchange Commission's (the “Commission”) correspondence dated May 20, 2014. As was requested in comment one (1) of such correspondence, I have also included and revised, where necessary, my response to the comment letter dated April 22, 2014.

Comment letter dated April 22, 2014

General

1.

As you appear to qualify as an emerging growth company, please supplementally provide  us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response:

The Issuer has not produced any (a) written or printed communication; (b) radio or TV broadcast; or (c) any graphic communication, each as defined in Rule 405, to date. The Issuer further notes that it has not produced any free writing prospectus as also defined in Rule 405. Additionally, the Issuer has not produced or had produced, any research reports pursuant to Section 2(a)(3) of the Act. The Issuer notes that it has not identified any broker or dealer to participate in this offering nor does it expect to identify any such broker or dealer.

2.

Please revise the outside back cover page of the prospectus to advise dealers of their prospectus delivery obligation. Please refer to Item 502(b) of Regulation S-K.

Response:

The Form S-1, page six (6), was amended to include the following:

“You should rely only on the information contained in this prospectus. We have not authorized

anyone to provide you with information different from that contained in this prospectus. We are   offering to sell, and seeking offers to buy, shares of common stock only in those jurisdictions   where offers and sales are permitted. The information contained in this prospectus is accurate   only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any   sale of the common stock..

Until (insert date), all dealers that effect transactions in these securities, whether or not

participating in this offering, may be required to deliver a prospectus. This is in addition to the   dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their   unsold allotments or subscriptions.”

3.

Please provide us with copies of all graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to the time we complete our review.

Response

As of the date hereof, the Issuer has not caused any graphics, maps, photographs or other artwork including logos to be produced. The Issuer does not expect to have any of the same produced in the short term as management contends that it is not vital to our business. Accordingly, the Issuer does not intend to include any graphics in its  preliminary prospectus.

4.

Please review your disclosure and revise, as appropriate, to address any discrepancies. For example only, we note your disclosure regarding your business address differs on the cover page, and on pages 5, 21, 23, and 24. Please ensure that the cover page reflects only your main office address and telephone number. We also note, for example only, the disclosure regarding your name on page 5, the disclosure regarding the number of securities outstanding on page 12, and the number of employees that you have on pages 21 and 22. Further, please ensure that your disclosure is up-to-date. For example only, we note your reference on page 28 to the filing going effective by September 30, 2012.

Response

The Issuer's principal business address is 17 Meromei Hasodeh Kiryat Sefer, Modiin Illit, Isreal. The Issuer has revised its disclosure to reflect that address throughout the filing. Likewise, the scrivener's errors found on pages 5, 21, 22 and 28 have been amended for consistency.

The Issuer has one (1) employee, Steve Friedman. The Issuer's Secretary. Esther Gerson, dedicates nominal time to the Issuer's affairs and thus cannot be considered an employee.

Prospectus Cover Page, page 3

5.

Please ensure that the cross-reference to your risk factor section is presented in  prominent type, such as bold type. Additionally, please ensure that the legend required by Item 501(a)(7) of Regulation S-K is presented in prominent type

Response

The Issuer directs the Commission to the amendments made to the prospectus cover page. For purposes of inquiry five (5), the Issuer assumes that the Commission refers to the legend provided by Item 501(b)(7).

Specifically, the amendment reads:

“Our auditors have indicated in their opinion on our financial statements as of and for the period from inception to February 28, 2014 that there exists substantial doubt as to our ability to continue  as a going concern . Moreover, we are an early stage venture with limited operating history. As such, this offering is highly speculative and the common stock being offered for sale involves a high degree of risk and should be considered only be persons who can afford the loss of their entire investment. Readers are encouraged to reference “Risk Factors” beginning on page 8 herein for additional information regarding the risks associated with our company and common stock, which includes, but is not limited to:

- The industry in which we operate is highly competitive and there can be no assurance that our business model will allow us to generate sufficient revenue to obtain market share and continue to meet our obligations as they come due;

- Irrespective of the outcome of our efforts to sell our common stock in this offering, our Chief Executive Officer will own a substantial majority of the total issued and outstanding shares of our common stock and thus will be able to exert significant influence over the Company; and

- Our performance is subject to general economic conditions, which may adversely impact our ability to generate revenue and maintain profitability.

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) and, as such, may elect to comply with certain reduced public company reporting requirements for future filings.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.”

Risk Factors, page 8

6.

Please expand your risk factors to address the risks of investing in a company based in Israel. Further, if appropriate, please address the possible impact of negotiations with the Palestinians on your real estate business.

Response

The Issuer's “Risk Factors” were amended to include:

Political, economic, and military conditions in Israel could negatively impact our business.

Over the past several decades, a number of armed conflicts have occurred between Israel and its Arab neighbors. A state of hostility, varying in degree and intensity has led to security and economic problems for Israel. Since 2000, there have been ongoing hostilities between Israel and the Palestinians, which have adversely affected the peace process and at times have negatively influenced Israel’s economy as well as its relationship with several other countries. The taking of control by Hamas, an Islamist movement responsible for many attacks, including  missile strikes against Israelis, of the entire Gaza Strip in 2007, further strained relations between Israelis and the Palestinians. The current political situation between Israel and its neighbors may  not improve. The world impact, including the general health of the economy, and more specifically in Israel in connection with the recent political changes in Syria, Egypt, Libya and other Arab countries, is still unknown. Political, economic and military conditions in Israel could have a material adverse effect on our business, financial condition, results of operations and future growth.

Political relations could limit our ability to sell or buy internationally.

 We could be adversely affected by the interruption or reduction of trade between Israel and its trading partners. Some countries, companies and organizations continue to participate in a boycott of Israeli firms and others doing business with Israel or with Israeli companies. Also, over the past several years there have been calls in Europe and elsewhere to reduce trade with Israel. There can be no assurance that restrictive laws, policies or practices directed towards Israel or Israeli businesses will not have an adverse impact on our business.

It may be difficult to serve process and enforce judgments against our directors and executive officers in Israel.

Our Chief Executive Officer, Steven Friedman is not a resident of the United States, and substantially all of our assets and the assets of these persons may be located outside the United States. Therefore, it may be difficult to effect service of process within the United States on us or any of our executive officers or directors who are non-residents of the United States and/or bring an original action in an Israeli court against us or against any of our executive officers or directors to enforce liabilities based upon the United States federal securities laws. It may further be difficult to enforce court judgments obtained in the United States, including those predicated upon the civil liability provisions of the United States federal securities laws, against us or against any of our executive officers or directors that are non-residents of the United States. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws because Israel is not the most appropriate forum in which to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable the substance of the applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law.

“Our generating minimal revenues from operations makes it difficult for us to evaluate our future business prospects and make decisions based on those estimated of our future performance,” page 8

7.

We note your disclosure under the risk factor that you have generated minimal revenues. Please revise this risk factor to also disclose your net loss as of February 28, 2014.

Response

The Issuer's “Risk Factors” were amended to include:

Our generating minimal revenues from operations makes it difficult for us to evaluate our future business prospects and make decisions based on those estimates of our future performance.

As of February 28, 2014, we have generated minimal revenues and incurred a loss of $1,789. As a consequence, it is difficult, if not impossible, to forecast our future results based upon our historical data. Because of the related uncertainties, we may be hindered in our ability to anticipate and timely adapt to increases or decreases in sales, revenues or expenses. If we make poor budgetary decisions as a result of unreliable data, we may never become profitable or incur losses, which may result in a decline in our stock price.

Implications of Being and Emerging Growth Company, page 10

8.

We note your disclosure that you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1). Please revise to state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates.

Response

The Issuer's “Risk Factors” were amended to include:

Opt-in right for emerging growth company

We have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2) of the Jobs Act, that allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As a result of this election, our financial statements may not be comparable to companies that comply with public company effective dates.

The Issuer also directs the Commission to the additions found in the Prospectus entitled “Emerging Growth Company” in an effort to better disclose the implication of the Issuer's being deemed as such.

Use of Proceeds, page 14

9.

We note your disclosure regarding how you intend to use the net proceeds from this offering. We further note that, if using the lowest estimated amount disclosed, in total, the estimated amount intended to be used for each purpose exceeds the net proceeds from the offering. Please revise or advise. Additionally, please revise to provide more specific details as to the amounts to be used for each item listed. For example, please disclose the amount you anticipate paying for rent and disclose whether you will pay this amount to a related party.

Response

The Issuer directs the Commission to the amendments found under “Use of Proceeds”, which was amended as such:

	If 25% of Shares Sold	If 50% of Shares Sold	If 75% of Shares Sold	If 100% of Shares Sold
SHARES SOLD	500,000	1,000,000	1,500,000	2,000,000
GROSS PROCEEDS	$100000	$200000	$300000	$400000
TOTAL BEFORE EXPENSES	100000	200000	300000	400000
OFFERING EXPENSES
Legal and Accounting	26500	26500	26500	26500
Publishing/EDGAR fees	4490	4490	4490	4490
Transfer Agent	3000	3000	3000	3000
SEC Filing fee	100	100	100	100
TOTAL OFFERING EXPENSES	34090	34090	34090	34090
NET AFTER OFFERING EXPENSES	65910	165910	265910	365910

EXPENDITURES(1)
Legal & Accounting	15000	20000	25000	30000
Office Lease & Expansion (Equipment)	4,800	7,800	8,800	9,800
Web site development & testing	5000	5000	5000	5000
Marketing/Advertising	40410	130410	222410	314410
Misc. Expenses	700	2,700	4,700	6,700
	65910	165910	265910	365910

Net Remaining Balance	-0-	-0-	-0-	-0-

We currently do not pay rent as our Chief Executive Officer is providing us with office space at no cost. As is detailed in the circular, we expect that the proceeds of offering would be, in part, dedicated to leasing space from a yet-unidentified party. We expect that lease amounts would range around $3,500 per month. Our costs for equipment related to such space would increase depending on the success of our offering, which is detailed in the above table.

Dilution, page 15

10.

We note that you have disclosed immediate dilution to new shareholders to be $0.158. Please provide a calculation of this dilution as we are unable to recalculate.

Response

The Issuer determines dilution by subtracting the as adjusted net tangible book value per share after the offering from the amount of cash that a new investor paid for a share of common stock. The adjusted net tangible book value per share after the offering is equal to the Issuer's total tangible assets less total liabilities, divided by the number of common stock outstanding. The offering price per share is $.20

Thus, assuming the Issuer is able to sell its full offering of 2,000,000 shares, which equals to $369,910 net of offering expenses to the Issuer. The number of total outstanding shares at such point would be 7,000,000. Net tangible book value per share is therefore $.053

As such, the dilution is ($.20 - .053) $.147

Business Operations, page 17

11.

We note that your operations are based in Israel. Please expand your disclosure to discuss the regulations applicable to companies based in Israel. Further, please discuss the impact any such regulations may have on investors and add risk factor disclosure as appropriate.

Response

The Company believes that there exists no material regulation applicable to our operations as Company intends to offer it services exclusive to individuals who live outside of Israel. Moreover, the Company notes that it is a Nevada corporation and subject to Nevada law, not the laws of Israel.

Directors, Executive Officers, Promoters, and Control Persons, page 22

12.

We note your disclosure that Mr. Friedman worked as a consultant in a private real estate management firm from 2008 to 2011. Please revise your disclosure to identify this firm. Please refer to Item 401(e) of Regulation S-K.

Response

Between 2008 and 2011, Mr. Friedman worked as a consultant for Sapphire Capital Ventures, 557 Central Avenue, Suite 4A, Cedarhurst, NY 11516. The Issuer directs the Commission to the corresponding amendment in the “Directors, Executive Officers, Promoters and Control Persons” item, which reads:

“Steven Allen Friedman, President, Chief Executive Officer, Chief Financial Office and Director

Between 2008 and 2011, Mr. Friedman worked as a consultant for Sapphire Capital Ventures, 557 Central Avenue, Suite 4A, Cedarhurst, NY 11516 He was responsible for the management of small scale residential real estate  projects.  Mr. Friedman’s consulting role included client development and advising.

From 2011-2014 Mr. Friedman was working in real estate sales for New vision real estate in Israel on residential real estate projects he worked with many clients and gained much of his experience during that time,and was introduced to many people in the industry.

Mr.Friedman earned a bachelor of degree in Jewish philosophy in Israel  from Heichal Hatorah Bitziyon in 2008.”

Certain Relationships and Related Transactions, page 24

13.

We note your disclosure in Note 4 to the Financial Statements in which you indicate that Mr. Friedman has lent $4,489 to the company. Please revise to disclose this loan under this heading, including any material terms regarding such loan.

Response

The Issuer directs the Commission to the amendments found under “Certain Relationships and Related Transactions.” Specifically, in regards to the $4,489 loan, The loan has no maturity date and does not bear interest. Mr. Friedman will be repaid by revenues from operations if and when we generate enough revenues to pay the obligation. There exists no formal document or promissory note indicating the loan made by Mr. Friedman.

“Advances from related party

Steven Friedman, our Chief Executive Officer and Director has extended a loan to the Company in the amount of $4,489. The loan has no maturity date and does not bear interest. Mr. Friedman will be repaid by revenues from operations if and when we generate enough revenues to pay the obligation. There exists no formal document or promissory note indicating the loan made by Mr. Friedman.

Mr. Friedman, our Chief Executive Officer and Director has also given us a verbal commitment that he will loan us up to $25,000 as needed to pay any additional expenses. . There can be no guarantee, however, that Mr. Friedman will ever be extend a loan to the company. There will be no due date for the repayment of the funds advanced by Mr. Friedman. Mr. Friedman will be repaid by revenues from operations if and when we generate enough revenues to pay the obligation. The loan will carry a per annum interest rate of five (5%) percent. There are no written agreements with Mr. Friedman.  an officer and director of the registrant.  Management is of the opinion that the terms of the verbal agreement are as favorable as those that could be obtained from unrelated parties.”

14.

We note your disclosure under this heading that Mr. Friedman paid $400 for 5,000,000 common shares. Please revise your disclosure to provide the date of this purchase. In addition, we note your disclosure in note 4 to the Financial Statements that Mr. Friedman purchased the shares for $300. Please revise to reconcile.

Response

The Issuer confirms that the purchase price paid by Mr. Friedman was, in fact, $300 for the 5,000,000 common shares and has amended the registration statement as appropriate.

Management’s Discussion and Analysis of Financial Condition, page 24

Plan of Operations, page 26

15.

Please expand your disclosure under this heading to discuss in greater detail your  company’s plan of operations for the next 12 months. Please provide details of your specific plan of operations, including detailed milestones, the anticipated time frame for beginning and completing each milestone, the estimated expenses associated with each milestone and the expected sources of such funding. Please explain how the Company intends to meet each of the milestones if it cannot receive funding.

Response

The Issuer directs the Commission to the amendments made to the “Plan of Operations” item.

Results of Operations, page 25

Revenue, page 25

16.

We note your disclosure that since you commenced operations on February 14, 2014 you have generated $5,000 in revenue. Please revise your disclosure to provide greater details with respect to this revenue. For example purposes only, please explain where this revenue came from and disclose the services provided.

Response

Pursuant to its agreement with Israel RE Vision, the Issuer earns $5,000 per month as a flat fee for services rendered during the term of the agreement. The “Results of Operations” item has been amended to better reflect this source of revenue.

The amended disclosure reads:

“We are a development stage company and have generated $5,000 in revenue through February 28, 2014. The revenue was generated pursuant to our agreement with Israel RE Vision which provides for a payment of $5,000 per month. Pursuant to our agreement with Israel RE Vision, we provide real estate consulting services regarding its planned real estate development activities within Israel. The services we provide, include identifying suitable opportunities for future real estate development and construction by Israel RE Vision, management and oversight of  planned development and construction of real estate owned by Israel RE Vision, and the marketing and sale of completed residential real estate owned by Israel RE Vision to consumers residing outside of Israel. The company and Israel RE Vision area unrelated entities. “

Expense, page 25

17.

We note your disclosure that for the period February 14, 2014 through February 28, 2014  there was a total of $6,789 in expenses comprised entirely of professional fees. Please expand your disclosure to describe the professional fees to which you are referring.

Response

 The Item has been amended accordingly to reflect the breakdown of the total expenses for the period ending February 28, 2014, $6,789, comprising legal ($3,500) and accounting ($3,289) expenses.

Liquidity and Capital Resources, page 26

18.

In light of your auditor’s going concern opinion, please revise your disclosure to be more specific about the sources of your liquidity for the next 12 months. For example, if you plan to issue additional equity, please disclose your plans to do so. If you plan to incur debt obligations, please disclose whether you have identified any potential lenders.

Response

The Issuer directs the Commission to the amendments made to the “Liquidity and Capital Reserves” item.

“Liquidity and Capital Reserves

As of February 28, 2014, the Company had $6,000 cash and our liabilities were $7,489.  The available capital reserves of the Company and anticipated revenue are sufficient for the Company to remain operational but not enough to expand and grow our operations per the business plan.

We are attempting to raise funds to proceed with our plan of operation. To proceed with our operations within 12 months, we need a minimum of $40,000.We cannot guarantee that we will be able to sell all the shares required to satisfy our 12 months financial requirement. If we are successful, any money raised will be applied to the items set forth in the Use of Proceeds section of this prospectus. We will attempt to raise at least the minimum funds necessary to proceed with our plan of operation.

While we have minimal revenues as of this date, no substantial revenues are anticipated until we have completed the financing from this offering and implemented our full plan of operations. We must raise cash to implement our strategy to grow and expand per our business plan. The minimum amount of the offering will likely allow us to operate for at least one year and have the capital resources required to cover the material costs with becoming a publicly reporting. The company anticipates over the next 12 months the cost of being a reporting public company will be approximately $10,000.

We are highly dependent upon the success of this offering, as described herein. Therefore, the failure thereof would result in the need to seek capital from other resources such as taking loans, which would likely not even be possible for the Company. However, if such financing were available, because we are a development stage company with no operations to date, we would likely have to pay additional costs associated with high risk loans and be subject to an above market interest rate. At such time these funds are required, management would evaluate the terms of such debt financing. If the Company cannot raise additional proceeds via a private placement of its equity or debt securities, or secure a loan, the Company would be required to cease business operations. As a result, investors would lose all of their investment.

Additionally, the Company will have to meet all the financial disclosure and reporting requirements associated with being a publicly reporting company. The Company’s management will have to spend additional time on policies and procedures to make sure it is compliant with various regulatory requirements, especially that of Section 404 of the Sarbanes-Oxley Act of 2002. This additional corporate governance time required of management could limit the amount of time management has to implement the business plan and may impede the speed of its operations.”

Financial Statements

General

19.

Please disclose your accounting policy for organizational and offering costs. Please indicate the amount of organizational and offering costs that have been spent as of the balance sheet date. Additionally, please ensure your disclosure includes the nature of your relationship with a third party that you have indicated will pay $34,000 of the organizational and offering costs.

Response

The Company has a policy to expense organization cost as incurred, and has included this in footnote 2, significant accounting policies.

Part II. Information Not Required in Prospectus, page 30

Item 13. Other Expenses of Issuance and Distribution, page 30

20.

We note you indicate that a total of $34,064 in accounting fees, legal fees and  miscellaneous expenses have been paid for by a third party. Please revise your disclosure to explain and to identify the third party and to describe any terms of this payment. To the extent these expenses have been paid for by a related party, please revise your disclosure in the “Certain Relationships and Related Transactions” section.

Response

The Issuer incorrectly states that the expenses associated with the offering would be paid by a third party when in fact the proceeds of the offering were, in part, to be used to meet such costs. The following table, now provided in Item 13, is instructive:

SEC Registration Fee	$100
EDGAR/Printing Expenses	$4490
Auditor Fees and Expenses	$16500
Legal Fees and Expenses	$10000
Transfer Agent Fees	$3000
TOTAL	$34090

Item 15. Recent Sales of Unregistered Securities, page 30

21.

Please revise to disclose the sale of 5,000,000 shares to Mr. Friedman under this heading. Please refer to Item 701 of Regulation S-K and provide the date of the sale and amount of securities sold, the amount of consideration received. Please also indicate the section of the Securities Act or the rule of the Commission under which exemption from registration was claimed and state briefly the facts relied upon to make the exemption available.

Response

Item 15 was amended to provide, in relevant part.:

On February 14, 2014, the Company offered and sold 5,000,000 share of common stock to our Chief Executive Officer and Director Steven Friedman for a purchase price of $0.00006 per share, for aggregate offering proceeds of $300

These securities were issued in reliance upon an exemption provided by Regulation S promulgated under the Securities Act of 1933. The certificate for these securities was issued to a non-US resident and bears a restrictive legend

Exhibits, page 31

22.

We note your disclosure on page 5 that you have entered into an agreement with Israel RE Vision Group to market and sell select properties to international clients. We note that you have filed an unexecuted version of this agreement as exhibit 10. Please refer to Item 601 of Regulation S-K and file an executed version of this agreement or tell us why you are not required to do so.

Response

An executed version of the Issuer's agreement with Israel RE Vision Group is included as Exhibit 10.

Undertakings, page 32

23.

Please provide the undertaking required by Item 512(a)(6) of Regulation S-K.

Response

The undertaking required by Item 512(a)(6) of Regulation S-K is provided.

Signatures, page 33

24.

Please revise to include the signatures of persons in their individual capacities as required by Form S-1. See the Instructions to Signatures on Form S-1 for guidance. For example purposes only, we note your disclosure on page 22 that Mr. Friedman is Chief Executive Officer and President

Response

The signatures have been amended as advised.

Comment letter dated May 20, 2014

General

1.

Please note that you should have filed a response letter with this amendment addressing our prior comments in our letter dated April 22, 2014. With your next amendment, please include a letter that explains your responses to each of our comments and directs us to the revisions made in response to such comments. Such letter should address our prior comments and the comments included in this letter.

Response

The Issuer directs the Commission to the above revisions.

2.

We note your response to comment 2 of our letter dated April 22, 2014 in which you have revised to advise dealers of their prospectus delivery obligation on the front cover page of the prospectus. Please refer to Item 502(b) of Regulation S-K and relocate to the outside back cover page.

Response

The Issuer directs to the Commission to note the revision which places the following onto the outside back cover page of the prospectus:

“Until ___________, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

The date of this prospectus is May 29, 2014”

3.

We were unable to determine with clarity how you responded to prior comment 19. Please disclose in an amended filing, the amount of organization and offering costs that had been incurred as of the most recent balance sheet date and additionally disclose whether or not any such amounts were advanced on behalf of Realco International, Inc. Finally, if there were advances made on behalf of Realco International, Inc., please identify the party making such advances.

Response

The organization cost were all expensed in the period presented.  Prior to the Company bank account being opened the officer advanced our legal firm $3,500 for the registration work plus $289 in filing fees and an additional $1,000 to open our bank account. Additionally $300.00 was deducted from the loan account for the initial issuance of common stock leaving the $4,489 presented on our balance sheet. The Company also accrued $3,000 for accounting cost associated with this filing.

Prospectus Cover Page, page 3

4.

We note your disclosure that the date of the prospectus is March 25, 2014. Please revise to update.

Response

The prospectus date was updated to may 29, 2014.

Business Operations, page 19

5.

We note your response to comment 11 of our letter dated April 22, 2014, and we reissue our prior comment in part. Please expand your disclosure to discuss the regulations applicable to companies based in Israel.

Response

 The Issuer directs the Commission to the “Government Regulation” paragraph thereunder which has been amended to include:

“In Israel, there is no one statute that governs a foreign entity conducting business within the country. Those laws applicable to our business include: (a)  the requirement that foreign businesses  take out liability insurance on behalf of any full-time employees of the company: (b) that the company, whether private or public, maintain adequate books and records and periodic financial statements; and (c) various consumer protection laws that prohibit the use of fraudulent or deceptive practices in selling or offering goods and services. As for the company's core business of the marketing of real estate located within Israel to citizens of countries other than Israel, the Licensing of Business Law, which governs which entities must obtain a license from the government of Israel prior to engaging in certain businesses, does not require that we obtain regulatory approval prior to commencing business operations. “

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 26

6.

We note your disclosure throughout the document that your business will be the marketing and sale of international real estate. We further note your disclosure on page 27 that your goal is to profitably distribute neck, head, donut, lumbar, decorative, throw and orthopedic pillows. Please revise to clarify throughout the document what your line of business will be.

Response

The Issuer notes that such reference was a scrivener's error and has thus been removed.

Results of Operations, page 27

7.

We note your response to comment 16 of our letter dated April 22, 2014, in which you have revised your disclosure to clarify that your $5,000 in revenue was generated pursuant to your agreement with Israel RE Vision. Please revise to disclose the specific services that you provide to Israel RE Vision. In addition, please revise to disclose whether Realco International Inc. and Israel RE Vision are related entites.

Response

The Issuer and Israel RE Vision are unrelated entities. The Issuer provides real estate marketing and sales services to Israel RE Vision. Specifically, the Issuer seeks foreign purchasers for properties located within Israel.

The disclosure has been amended to read:

“We are a development stage company and have generated $5,000 in revenue through February 28, 2014. The revenue was generated pursuant to our agreement with Israel RE Vision which provides for a payment of $5,000 per month. Pursuant to our agreement with Israel RE Vision, we provide real estate consulting services regarding its planned real estate development activities within Israel. The services we provide, include identifying suitable opportunities for future real estate development and construction by Israel RE Vision, management and oversight of  planned development and construction of real estate owned by Israel RE Vision, and the marketing and sale of completed residential real estate owned by Israel RE Vision to consumers residing outside of Israel. The company and Israel RE Vision area unrelated entities. “

Conclusion

Kindly contact this office should the Commission require further disclosure. Thank you for your time and consideration.

Yours very truly,

/s/ Adam S. Tracy

Adam S. Tracy

Attorney for Realco International, Inc.